                           PARADIGM GEOPHYSICAL LTD.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                                               November 29, 2001

     Notice is hereby given that the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of Paradigm Geophysical Ltd. ("Paradigm" or the "Company") will be held on December 31, 2001, at the offices of the Company, located at 9 Shenkar Street, Gav Yam Center No. 3, Herzlia Pituach, 46120, Israel, at 10:30 A.M. local time, for the following purposes:

     (a) To elect five directors to hold office pursuant to the Company's Articles of Association;

     (b) To approve Directors Compensation;

     (c) To increase the registered share capital of the Company;

     (d) To receive and consider the Auditors' Report, the Directors' Report and the Audited Consolidated Financial Statements of the Company and its subsidiaries for the year ended December 31, 2000;

     (e) To reappoint the Company's auditors and to authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

     The foregoing matters are more fully described in the Proxy Statement accompanying this Notice.

     Only Shareholders of record at the close of business on November 26, 2001 are entitled to notice of and to vote at the Meeting.

     Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the enclosed pre-addressed envelope. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxy and vote their shares in person.

     In accordance with the Company's Articles of Association, all proxies must be received by American Stock Transfer & Trust Company, the Company's transfer agent, or by the Company at its registered office, located at 9 Shenkar Street, Gav Yam Center No. 3, Herzlia Pituach, 46120, Israel, at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voting at the Meeting.

     Joint holders of Ordinary Shares should take note that, pursuant to Article 40 of the Articles of Association of the Company, the vote of the senior of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Register of Members.

                                          By Order of the Board of Directors,

                                          ELDAD WEISS
                                          Chairman of the Board of Directors

THE ANNUAL REPORT OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000 , INCLUDING AUDITED CONSOLIDATED FINANCIAL STATEMENTS, IS ENCLOSED, BUT IS NOT PART OF THE PROXY SOLICITATION MATERIALS.

                           PARADIGM GEOPHYSICAL LTD.
                     9 SHENKAR STREET, GAV YAM CENTER NO. 3
                         HERZLIA PITUACH, 46120, ISRAEL
                            ------------------------

                                PROXY STATEMENT
                            ------------------------

     This proxy statement is furnished to the holders of Ordinary Shares, NIS
0.5 nominal value per share (the "Ordinary Shares"), of Paradigm Geophysical Ltd., an Israeli company ("Paradigm" or the "Company"), in connection with the solicitation of proxies for use at the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") scheduled to be held on December 31, 2001 at the offices of the Company, 9 Shenkar Street, Gav Yam Center No. 3, Herzlia Pituach, 46120, Israel at 10:30 A.M. local time or at any adjournment or postponement thereof. A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke their proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by a proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described below.

     It is proposed that at the Meeting: (a) five members of the Board of Directors be elected; (b) compensation to certain Directors be approved; (c) the registered share capital of the Company be increased; (d) the Auditors' Report, Directors' Report and Audited Consolidated Financial Statements of the Company be received and considered; and (e) the Company reappoint its auditors and authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

     No matters other than those referred to in this Proxy Statement will be brought before the Meeting.

     Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies will be mailed on or about December 2, 2001 to shareholders of record at the close of business on November 26, 2001 and will be solicited mainly by mail, but additional solicitation may be made by telephone, telecopier or other means of communication or personal contact by certain officers, directors and regular employees of the Company, none of whom will receive any additional compensation therefor. The Company will bear the cost of solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

                       OUTSTANDING SHARES, VOTING RIGHTS
                            AND BENEFICIAL OWNERSHIP

     The Company had outstanding, as of November 20, 2001, 14,891,902 Ordinary Shares, each of which is entitled to one vote upon the matters to be presented to the Annual General Meeting. Only shareholders of record at the close of business on November 26, 2001 will be entitled to vote at the Meeting.

     Proxies properly executed, duly returned to the Company and not revoked will be voted in accordance with the specifications made. Where no specifications are given, such proxies will be voted FOR each proposition for which the Board of Directors recommends a vote FOR. No matters other than those referred to in this Proxy Statement will be brought before the Meeting.

     Each shareholder is entitled to one vote for each Ordinary Share on all matters presented at the meeting. The required quorum for the transaction of business at the Annual Meeting shall be two or more shareholders present in person or by proxy, holding or representing in the aggregate at least one third of the total voting rights in the Company. Shares that are voted in person or by proxy "FOR," "AGAINST," or "ABSTAIN" are treated as being present at the meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal on which a broker has expressly not voted. Thus, a broker non-vote will not affect the outcome of the voting on a proposal.

     The following table sets forth, as of November 20, 2001, the number of Ordinary Shares of the Company owned by (i) all persons known to the Company to own beneficially more than 10% of the Company's Ordinary Shares and (ii) all directors and officers as a group.

                                                                 NUMBER OF         PERCENT OF
                                                              ORDINARY SHARES    ORDINARY SHARES
NAME AND ADDRESS                                                   OWNED           OUTSTANDING
----------------                                              ---------------    ---------------
Shamrock Holdings Inc. .....................................     1,649,943             11.1%
4444 Lakeside Drive
Burbank, California 91510-7774
U.S.A
Formula Vision Technologies (FVT) Ltd. .....................     1,590,406            10.72%
3 Hagalim Blvd. Herzlia, Israel
Compagnie Generale de Geophysique...........................     1,500,000             10.1%
1, Rue L'on Migaux
91302 Masy Cedex, France
All officers and directors as a group(1) (11 persons).......       812,987              5.5%

--------------------------------------------------------------------------------
(1) Comprised of 285,682 Ordinary Shares and options to purchase 527,305 Ordinary Shares of the Company which were exercisable within 60 days of October 31, 2001.

                             ELECTION OF DIRECTORS

     The Board of Directors proposes to elect five directors set out below. Eldad Weiss is a director by virtue of his office as Chief Executive Officer of the Company. The directors will hold office until the next Annual General Meeting of Shareholders and until their respective successors are elected.

     If a nominee should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as directors.

     The nominees as directors, their present principal occupations or employment, ages and the year in which each first became a director are:

                                    PRINCIPAL OCCUPATION
NAME                                   OR EMPLOYMENT        AGE    YEAR OF APPOINTMENT
----                                --------------------    ---    -------------------
Jacob Dunietz.....................        Director          45            1993
Elie Barr.........................        Director          54            1996
Jay Seid..........................        Director          41            1999
Michael Geiger....................        Director          63            1999
Thierry Le Roux...................        Director          47            2000

     JACOB DUNIETZ has served as a Director since July 1993 and served as Chairman of the Board of Directors of the company from July 1993 until July 1999. Mr. Dunietz is the President of Ai Research and Development in Artificial Intelligence Ltd., an international privately owned company. Mr. Dunietz is also Chairman of the Board of Directors of Dunietz Brothers Ltd., a construction and real estate Company, whose securities are publicly traded on the Tel Aviv Stock Exchange, and he also serves as a member of the Board of Directors of all of its subsidiaries. Until December 2000, Mr. Dunietz was Chief Executive Officer and a director of Magic Software Enterprises Ltd., an Israeli software company whose securities are publicly-traded on the Nasdaq National Market, and a member of the Board of Directors of BVR Technologies Ltd., a holding company, whose securities are publicly traded on the Nasdaq National Market. Until December 1999,

Mr. Dunietz was Chief Executive Officer and a director of Mashov Computers Ltd., a publicly-traded holding company, which is quoted on the Tel Aviv Stock Exchange.

     ELIE BARR has served as a Director since June 1996. Mr. Barr has been a Managing Partner of Mofet Israel Technology Fund since 1996. Prior to that, Mr. Barr was a consultant to high-tech companies and certain governmental entities. From 1992 to 1996, Mr. Barr was an Executive Vice President of Teledata Communications Ltd., a telecommunications Company, whose securities were publicly traded on the Nasdaq National Market and which was subsequently acquired by ADC.

     JAY SEID has served as a Director since April 1999. Mr. Seid is a Managing Director of Bachow & Associates Inc. Prior to joining Bachow & Associates Inc. in December 1992, Mr. Seid was President of Judicate, Inc., a publicly traded nationwide provider of alternative dispute resolution (mediation and arbitration) services. Previously, he was an attorney specializing in mergers and acquisitions at Wolf, Block, Schorr and Solis-Cohen in Philadelphia. Mr. Seid is a member of the Board of Directors of OutSource International. Inc., and Berger Holdings, Ltd. Mr. Seid also serves on the Boards of Directors of several privately-held companies.

     MICHAEL GEIGER has served as a Director since May 1999. Mr. Geiger has been a senior international consultant to the Shamrock International Group since 1987. Mr. Geiger served as a consultant to Occidental Petroleum Corporation for their energy and chemical industry activities in Israel. Mr. Geiger is a Governor of Tel-Aviv University.

     THIERRY LE ROUX has served as a Director since November 2000. Mr. Le Roux has served as Senior Executive Vice-President of Compagnie Generale de Geophysique ("CGG"), a French company, whose securities are publicly quoted on the New York Stock Exchange and the Paris Stock Exchange, since October 1998. From January 1995 until September 1998, Mr. Le Roux served as Executive Vice-President of CGG. Mr Le Roux has served as Chairman and Chief Executive Officer of Sercel S.A , a French company which is a subsidiary of CGG since June 1995. Mr Le Roux is a director of Consotium Francais de Localisation S.A., and Interactive Network Technologies Inc. From 1996 until 1998, Mr. Le Roux was a director of Dassault Sercel Navigation Positionnement S.A. From 1995 until 1999, Mr. Le Roux was a director of Mobiloc S.A.S.

     Under the Articles of Association of the Company, the Chairman of the Board does not cast the deciding vote in the event of a tie.

           THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION
               OF THE ABOVE NOMINEES AS DIRECTORS OF THE COMPANY

THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE ORDINARY SHARES REPRESENTED AT THE MEETING IN PERSON OR BY PROXY AND VOTING THEREON WILL BE NECESSARY FOR SHAREHOLDER APPROVAL OF THE ELECTION OF THE ABOVE NOMINEES AS DIRECTORS OF THE COMPANY.

                             DIRECTORS COMPENSATION

     In accordance with Israeli Companies Law, compensation paid to a Director requires approval of the Company's Audit Committee, thereafter the Board of Directors and thereafter the general meeting of shareholders.

     The Audit Committee and Board of Directors approved the following :

          a) that Mr. Jacob Dunietz and Mr. Elie Barr each receive director's fees of $ 10,000 per annum commencing July 1, 2001 in recognition of their services to the Company. Mr. Barr is the Chairman of the Audit Committee and Mr. Dunietz is the Chairman of the Compensation Committee.

          b) that Mr. Eldad Weiss the Chairman and CEO of the Company be granted options to purchase 15,000 Ordinary Shares of the Company under the 1997 Stock Option Plan at an exercise price of not less than the fair market value of an ordinary share on the date of the grant. The options vest over a four year period (25% at the end of the first year and the remainder in twelve equal quarterly installments) and expire ten years from the date of the grant.

          c) that the following Directors be granted options under the 1997 Stock Option Plan in the amounts stated.

     - Mr Jacob Dunietz, options to purchase 30,000 Ordinary Shares of the Company at an exercise price of not less than the fair market value of an ordinary share on the date of the grant. 15,000 options will vest on granting, 15,000 options will vest on June 30, 2002. Options expire two years from the date the option becomes vested.

     - Mr. Elie Barr, options to purchase 30,000 Ordinary Shares of the Company at an exercise price of not less than the fair market value of an ordinary share on the date of the grant. 15,000 options will vest on granting , 15,000 options will vest on June 30, 2002. Options expire two years from the date the option becomes vested.

     - Ms. Mary Safrai, options to purchase 12,000 Ordinary Shares of the Company at an exercise price of not less than the fair market value of an ordinary share on the date of the grant. 6,000 options will vest on granting, 6,000 options will vest on June 30, 2002. Options expire two years from the date the option becomes vested.

     - Gen.(Res.) Zvi Zamir, options to purchase 12,000 Ordinary Shares of the Company at an exercise price of not less than the fair market value of an ordinary share on the date of the grant. 6,000 options will vest on granting, 6,000 will vest on June 30, 2002. Options expire two years from the date the option becomes vested.

            THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF

A. DIRECTORS FEES OF $ 10,000 PER ANNUM COMMENCING JULY 1, 2001 TO MR. JACOB DUNIETZ AND MR. ELIE BARR.

B. GRANT OF OPTIONS TO PURCHASE 15,000 ORDINARY SHARES OF THE COMPANY TO MR.ELDAD WEISS.

C. GRANTS OF OPTIONS TO PURCHASE 30,000 ORDINARY SHARES OF THE COMPANY EACH TO MR. JACOB DUNIETZ AND MR. ELIE BARR AND OPTIONS TO PURCHASE 12,000 ORDINARY SHARES OF THE COMPANY EACH TO MS. MARY SAFRAI AND GEN.(RES.) ZVI ZAMIR.

     THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE ORDINARY SHARES REPRESENTED AT THE MEETING IN PERSON OR BY PROXY AND VOTING THEREON WILL BE NECESSARY FOR SHAREHOLDER APPROVAL OF EACH OF THE RESOLUTIONS SPECIFIED IN A., B AND C. ABOVE.

                           INCREASE OF SHARE CAPITAL

     The Company's current registered share capital is NIS ten million (10,000,000), divided into 18,000,000 Ordinary Shares of NIS 0.5 nominal value each ("Ordinary Shares") and 2,000,000 Special Preferred Shares of NIS 0.5 nominal value each ("Special Preferred Shares"). As of November 20, 2001 the Company had 14,891,902 outstanding and options or convertible securities to purchase an additional 4,243,334 Ordinary Shares (subject to adjustment in certain circumstances). No Special Preferred Shares are outstanding and the Company has no present intention of issuing Special Preferred Shares. The Company believes that it would be prudent to increase the number of Ordinary Shares in its registered share capital to provide adequate reserves of unissued shares to facilitate any financing needs and stock options for the foreseeable future without the need for further shareholder approval to increase its registered share capital.

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE INCREASE OF THE
                                REGISTERED SHARE
          CAPITAL OF THE COMPANY BY ADOPTION THE FOLLOWING RESOLUTION:

     "TO APPROVE THE INCREASE OF THE COMPANY'S REGISTERED SHARE CAPITAL BY NIS FIVE MILLION (5,000,000), DIVIDED INTO 10,000,000 ORDINARY SHARES OF NIS 0.5 NOMINAL VALUE EACH AND TO AMEND THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY ACCORDINGLY".

     THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE ORDINARY SHARES REPRESENTED AT THE MEETING IN PERSON OR BY PROXY AND VOTING THEREON WILL BE NECESSARY FOR SHAREHOLDER APPROVAL OF THE RESOLUTION TO INCREASE THE COMPANY'S REGISTERED SHARE CAPITAL AND TO AMEND THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY ACCORDINGLY.

          APPROVAL OF THE RECEIPT OF THE AUDITORS' REPORT, DIRECTORS'
              REPORT AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS

     At the Meeting, the Auditors' Report, Directors' Report and Audited Consolidated Financial Statements of the Company and its subsidiaries for the fiscal year ended December 31, 2000, will be received and considered by the shareholders.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE RECEIPT AND
      CONSIDERATION OF THE AUDITORS' REPORT, DIRECTORS' REPORT AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AND ITS SUBSIDIARIES FOR THE
                      FISCAL YEAR ENDED DECEMBER 31, 2000.

     THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE ORDINARY SHARES REPRESENTED AT THE MEETING IN PERSON OR BY PROXY AND VOTING THEREON WILL BE NECESSARY FOR SHAREHOLDER APPROVAL OF THE RECEIPT AND CONSIDERATION OF THE AUDITORS' REPORT, DIRECTORS' REPORT AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AND ITS SUBSIDIARIES FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000.

                            APPOINTMENT OF AUDITORS

     Kost, Forer & Gabbay, Certified Public Accountants (Israel) and a member of Ernst & Young International, has been nominated by the Board of Directors of the Company for reappointment as auditors of the Company for the fiscal year ending December 31, 2001, and their remuneration shall be fixed by the Board of Directors according to the volume and nature of their services. They have no relationship with the Company or with any affiliate of the Company except as auditors.

   THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE REAPPOINTMENT
              OF KOST, FORER & GABBAY AS AUDITORS OF THE COMPANY.

     THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE ORDINARY SHARES REPRESENTED AT THE MEETING IN PERSON OR BY PROXY AND VOTING THEREON WILL BE NECESSARY FOR SHAREHOLDER APPROVAL OF THE REAPPOINTMENT OF KOST, FORER & GABBAY AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2001.

                                 OTHER BUSINESS

     Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                                          By Order of the Board of Directors,

                                          ELDAD WEISS
                                          Chairman of the Board of Directors

Dated: November 29, 2001

                           PARADIGM GEOPHYSICAL LTD.
               THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
                 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON DECEMBER 31, 2001

The undersigned shareholder of Paradigm Geophysical Ltd. (the "Company") hereby appoints Eldad Weiss, Brian Berman and Jonathan Keller, and each of them acting singly, with power of substitution, the attorneys, agents and proxies of the undersigned and authorizes them to represent and vote on behalf of the undersigned, as designated, all of the shares of the Company that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at 10:30 a.m., Israel time, on December 31, 2001, and at any adjournment or postponement of such meeting for the purpose identified on the reverse side of this proxy and with the discretionary authority as to any other matters that properly come before the Annual General Meeting, in accordance with and as described in the Notice of Annual General Meeting of Shareholders and Proxy Statement. This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If this proxy is returned without direction being given, this proxy will be voted FOR proposals 1 through 5.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR EACH OF THE PROPOSALS NAMED ON THE REVERSE SIDE.

              (CONTINUED AND TO BE DATED AND SIGNED ON OTHER SIDE)

                 Please Detach and Mail in the Envelope Provided



/X/     PLEASE MARK YOUR
        VOTES AS IN THIS
        EXAMPLE.

          PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY, USING THE ENCLOSED ENVELOPE.

                                                                WITHHOLD
                               FOR                              AUTHORITY
                          all nominees                  to vote for all nominees
                         listed at right                    listed at right.
1. The Election                / /                                / /                     NOMINEES:   Mr. Jacob Dunietz
   of the                                                                                             Mr. Elie Barr
   nominees                                                                                           Mr. Jay D. Seid
   listed at right as Directors                                                                       Mr. Michael Geiger
                                                                                                      Mr. Thierry Le Roux

(INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through the nominee's name in the list at right.)

                                                            FOR            AGAINST          ABSTAIN
2.  Approve Directors Compensation as follows:              / /              / /              / /

    2.1 Directors fees of $10,000 per annum
        commencing July 1, 2001 to Mr. Jacob
        Dunietz and Mr. Elie Barr.

    2.2 Grant of options to purchase 15,000                 / /              / /              / /
        Ordinary Shares of the Company to
        Mr. Eldad Weiss.

    2.3 Grants of options to purchase 30,000                / /              / /              / /
        Ordinary Shares of the Company each to
        Mr. Jacob Dunietz and Mr. Elie Barr and
        options to purchase 12,000 Ordinary
        Shares of the Company each to Ms. Mary
        Safrai and Gen (Res.) Zvi Zamir.

3.  Increase the registered share capital of the            / /              / /              / /
    Company.

4.  Receipt and consideration of the Auditors'              / /              / /              / /
    Report, the Directors Report and the Audited
    Consolidated Financial Statements of the
    Company and its subsidiaries for the year
    ended December 31, 2000.

5.  Ratification of the appointment of the                  / /              / /              / /
    Company's Independent Auditors.

    Discretionary authority is hereby granted with respect to such other matters as may properly come before the meeting.


Signature ___________________________________________  Dated: ___________, 2001
Signature if held jointly____________________________  Dated:____________, 2001

NOTE: Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. The above signed acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.